Exhibit 99.4

Schedule 3

Form of letters to be sent by the Defendant

DRAFT LETTER FROM BEIJING DHH LAW FIRM (SHENZHEN) [OR OTHER LAW OFFICES GREATER SAIL ENTRUSTED TO SEND THE LETTERS] TO MARKET SUPERVISION ADMINISTRATION OF SHENZHEN [OR DONGGUAN, WUXI, SHANGHAI] MUNICIPALITY AND ITS BRANCHES / 北京德和衡(深圳)律师事务所【或顺帆公司曾委托发函的其他律所】致深圳市【或东莞市、无锡市、上海市】市场监督管理局及其各分局的函草稿

Dear Sirs
敬启者：

Further to our letter to you dated 1 December 2021 [or other date] sent on behalf of Greater Sail Limited (hereinafter, "GSL") relating to Nam Tai Investment (Shenzhen) Co Ltd [OR other Nam Tai subsidiary] ("the Company") (hereinafter, the "Previous Lawyer's Letter"), we write to make the following clarifications.
就我所于2021年12月1日【或其他日期】代表顺帆有限公司（Greater Sail Limited，下称“顺帆公司”）致贵局的有关南太投资（深圳）有限公司（“南太投资”）的函（下称“原《律师函》”），我们特此致函澄清说明如下。

We are now instructed by our client GSL to solemnly clarify to you that the dispute that we referenced in the Previous Lawyer's Letter is not relevant to the application to register changes with respect to the legal representative, Executive Director, supervisor(s), and General Manager of the Company.
根据我所客户顺帆公司的指示，我们现郑重向贵局澄清，原《律师函》中提及的争议与南太投资的法定代表人、执行董事、监事和总经理的变更登记申请无关。

As a result, we now withdraw the Previous Lawyer's Letter and on GSL's behalf, withdraw all objections of GSL in relation to the registration of changes regarding the legal representative, Executive Director, supervisor(s), and General Manager of the Company. We and GSL confirm that there is no dispute between GSL and the Company that would affect the registration of changes regarding the legal representative, Executive Director, supervisor(s), and General Manager of the Company.
因此，我所现撤回原《律师函》，并代表顺帆公司撤回顺帆公司对南太投资的与办理法定代表人、执行董事、监事、总经理的工商变更登记手续有关的所有异议。我所及顺帆公司确认顺帆公司与南太投资之间并无任何影响南太投资办理法定代表人、执行董事、监事、总经理的工商变更记手续的争议。

[Law Firm Name with Firm Chop]
[律师事务所名称加盖律师事务所公章]

[Date]

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106-5227595-1

日期

A second original delivered to:

Mr Chunhua Yu
c/o Attorney Zhang Yuqing
Suite 2803-04, 28/F, Tower Three, Kerry Plaza No.1-1,
Zhongxinsi Road, Futian District,
Shenzhen 518048, P. R. China
Phone: +86 15989384092

第二份原件寄送至：

广东省深圳市福田区
中心四路1-1号
嘉里建设广场
第三座第2803-04室
北京市君合（深圳）律师事务所
郁春华（由张愉庆律师代收）
电话：+86 15989384092

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106-5227595-1

NAME AND ADDRESS OF APPLICANT’S LEGAL PRACTITIONERS

The Applicants’ Legal Practitioners are -

Ogier

Ritter House

Wickhams Cay II

PO Box 3170

Road Town

Tortola

British Virgin Islands VG1110

Ref: NCB/ECS 180204.00002

Tel:         +1 284 852 7300

Nicholas.Burkill@ogier.com

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THE EASTERN CARIBBEAN SUPREME COURT

IN THE HIGH COURT OF JUSTICE

VIRGIN ISLANDS

COMMERCIAL DIVISION

Claim No.: BVI HC (COM) 2022/0016

BETWEEN:

(1)         NAM TAl PROPERTY INC.

(2) NAM TAl GROUP LIMITED

(a company incorporated in the Cayman Islands)

(3) NAM TAl INVESTMENT (SHENZHEN) CO LTD

(a company incorporated in the People’s Republic of China)

Claimants

-and-

GREATER SAIL LIMITED

Defendant

ORDER
Ritter House Wickham’s Cay II PO Box 3170 Road Town, Tortola British Virgin Islands VG1110 Tel.: +1 284 852 7300 REF: NCB/EMS/180711.00002 Legal Practitioner for the Claimants

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